UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHARTER COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	43-1857213
(State of Incorporation or Organization)	(IRS Employer Identification No.)

12405 Powerscourt Drive, St. Louis, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name Of Each Exchange On Which Each Class Is To Be Registered
Preferred Share Purchase Rights	Nasdaq

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant's Securities to be Registered.

      On August 14, 2007, Charter Communications, Inc. ("Charter") entered into a Rights Agreement (the "Rights Agreement") with Mellon Investor Services LLC that provides for the terms of a rights plan and a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Charter's Class A common stock, par value $0.001 (the "Class ACommon Stock") and Class B common stock, par value $0.001 (the "Class B Common Stock").  The dividend is payable to Charter's stockholders of record as of the close of business on August 31, 2007 (the "Record Date").

Charter’s Board of Director’s (the "Board") adopted the Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (the "NOLs") to reduce potential future federal income tax obligations.  Charter has experienced and continue to experience substantial operating losses, and under the Internal Revenue Code of 1968, as amended (the "Code") and rules promulgated by the Internal Revenue Service, Charter may "carry forward" these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.  To the extent that the NOLs do not otherwise become limited, Charter believes that it will be able to carry forward a substantial amount of NOLs, and therefore these NOLs could be a substantial asset to it.  However, if Charter experiences an "Ownership Change," as defined in Section 382 of the Internal Revenue Code, its ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 5.0% or more of our outstanding Class A common stock (an "Acquiring Person") without the approval of our Board.  The holdings of independently managed mutual funds should not be combined for purposes of calculating ownership percentages under the Rights Plan. Stockholders who own 5.0% or more of our outstanding Class A common stock as of the close of business on August 31, 2007 will not trigger the Rights Plan so long as they do not acquire any additional shares of Class A common stock.  The Rights Plan does not exempt any future acquisitions of Class A common stock by such persons. Any rights held by an Acquiring Person are void and may not be exercised.  Our Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan.

           Charter's Board authorized the issuance of one Right per each share of Charter's Common Stock outstanding on the Record Date.  Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from Charter one one-thousandth of a share of Charter's Series B Junior Preferred Stock, par value $0.001 (the "Preferred Stock"), for a purchase price of $25.00.  If issued, each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of Charter's Class A Common Stock.  However, prior to exercise, a Right will not give its holder any rights as a stockholder of Charter, including without limitation any dividend, voting or liquidation rights.

                The Rights will not be exercisable until 10 days after a public announcement by Charter that a person or group has become an Acquiring Person.

Until the date that the Rights become exercisable (the "Distribution Date"), Charter's Class A Common Stock and Class B Common Stock certificates will evidence the Rights and will contain a notation to that effect.  Any transfer of shares of Class A Common Stock or Class B Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights.  After the Distribution Date, no right may be transferred other than in connection with the transfer of the underlying shares of Class A common stock or Class B common stock unless and until our Board has determined, with the consent of a majority of the shares of the Class B common stock, not to effect an exchange pursuant to the Rights Agreement.

Except as may be determined by the Board, with the consent of a majority of the shares of Class B common stock, after the Distribution Date, our Board will exchange all of the then-outstanding, valid and exercisable rights, except rights held by any Acquiring Person or any Affiliate, Associate or transferee of any Acquiring Person, for 2.5 shares of Class A common stock and/or Class B common stock, as applicable, or an equivalent security.

"Flip-In Event."  After the Distribution Date, as may be determined by the Board, with the consent of a majority of the shares of Class B Common Stock, all holders of Rights, except the Acquiring Person or any affiliate, associate or transferee of any Acquiring Person, may exercise their Rights upon payment of the purchase price to purchase five (5) shares of Charter's Class A Common Stock and/or Class B Common Stock, as applicable (or other securities or assets as determined by the Board) at a 50% discount to the then current market price ("Purchase Price").

    Rights may be exercised to purchase shares of Charter's Preferred Stock only if a Distribution Date occurs prior to the occurrence of a Flip-In Event.  However, because a Distribution Date would necessarily follow the occurrence of a Flip-In Event,  the Rights could only be exercised for Class A Common Stock and/or Class B Common Stock, as applicable, or other securities as described above.

    Upon an issuance of Class A common stock and/or Class B common stock under the Rights Plan, additional membership units will be issued to the Company, as holder of the Class B common membership units, by Charter Communications Holding Company, LLC ("Holdco"), to mirror at Holdco the economic effect of such issuance of common stock.  Holders of the Holdco common membership units that are convertible into shares of our Class B common stock will have equivalent rights which may be exercised, on generally the same terms and conditions as set forth in the Rights Plan, for additional Holdco common membership units.

     The Rights and the Rights Agreement will expire on the earlier of: (i) a determination by holders of a majority of the shares of Class B Common Stock to terminate the Rights Agreement, (ii) the Close of Business on December 31, 2008, (iii) the Close of Business on the date on which Charter make a public announcement (by press release, filing made with the Securities and Exchange Commission or otherwise) that the Board has determined that Charter's Section 382 Ownership Level (as defined in the Rights Plan) dropped below 25%, (iv) the time at which the rights are redeemed as provided in the Rights Agreement, and (v) the time at which the rights are exchanged as provided in Rights Agreement.  Charter's Board may redeem all (but not less than all) of the Rights for a redemption price of $0.001 per Right at any time prior to the later of the Distribution Date and the date of the first public announcement or disclosure by Charter that a person or group has become an Acquiring Person.  Once the Rights are redeemed, the right to exercise the Rights will terminate, and the only right of the holders of the Rights will be to receive the redemption price.

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The redemption price will be adjusted if Charter declares a stock split or issues a stock dividend on its Class A Common Stock or Class B Common Stock.

Charter's Board may adjust the Purchase Price of the Preferred Stock, the number of shares of the Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including a stock dividend, a stock split or a reclassification of the Preferred Stock, Class A Common Stock or Class B Common Stock.  No adjustments to the Purchase Price of less than 1% will be made.

Before the Distribution Date, Charter's Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights in respect of our Class A common stock.  After the Distribution Date, the Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable. Notwithstanding the foregoing, Charter and the Rights Agent shall not supplement or amend the Rights Agreement without the prior approval of the holders of a majority of the Class B common stock.

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Item 2.	Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
3.01
Restated Certificate of Incorporation of Charter Communications, Inc. (Originally incorporated July 22, 1999) (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887)).

3.02
Certificate of Amendment of Restated Certificate of Incorporation of Charter Communications, Inc. filed May 10, 2001 (incorporated by reference to Exhibit 3.1(b) to the annual report of Form 10-K of Charter Communications, Inc. filed on March 29, 2002 (File No. 000-27927)).

3.03
Amended and Restated By-laws of Charter Communications, Inc. as of October 30, 2006 (incorporated by reference to Exhibit 3.1 to the quarterly report on Form 10-Q of Charter Communications, Inc. filed on October 31, 2006 (File No. 000-27927)).

3.04	Form of Certificate of Amendment of Restated Certificate of Incorporation, (incorporated by reference to Exhibit A to Preliminary Schedule 14C filed with the SEC on August 14, 2007).

3.05
Certificate of Designation of Series B Junior Preferred Stock, as filed with the Secretary of State of the State of Delaware on August 14, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on August 14, 2007).

3.06
Letter Agreement, dated as of August 14, 2007, supplementing the Amended and Restated Limited Liability Company Agreement of Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 14, 2007).

4.01	Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 14, 2007).

4.02
Rights Agreement, dated as of August 14, 2007, by and between Charter Communications, Inc. and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 14, 2007).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007

CHARTER COMMUNICATIONS, INC.

By: /s/Jeffrey T. Fisher
      Name: Jeffrey T. Fisher
      Title:  Executive Vice President and Chief
                  Financial Officer